TOM Online Inc. Reports 2Q 2006 Results

(Hong Kong, 10 August, 2006) TOM Online Inc. (Nasdaq: TOMO; Hong Kong GEM: 8282) (“TOM Online” or “the Company”), a leading wireless Internet company in China, announced today its financial results for the second quarter ended June 30, 2006 (“2Q06”).

FINANCIAL HIGHLIGHTS

●	Total revenues were US$50.10 million (“mn”), an increase of 17.1% from the same period last year and up 3.1% from last quarter.

●	Wireless Internet revenues were US$45.71 mn, representing a
12.4% increase over the same period last year and a 0.5%
increase over the previous quarter. Wireless Internet
revenues made up 91.2% of the Company’s total quarterly
revenues.

●	Online advertising revenues were US$3.89 mn, representing a 111.7% increase over the same period last year and a 43.9% increase over the previous quarter.

●	Net income was US$11.75 mn, an increase of 14.7% from the same period last year and down 3.2% from the last quarter.

●	Excluding share-based compensation (“SBC”) expenses of US$0.76mn, Non-GAAP net income was US$12.52mn, representing an increase of 22.2% year on year (YoY).

●	Fully diluted earnings per American Depository Share (“ADS”) were US$21.8 cents per ADS or US$0.27 cents per common share.

●	Excluding SBC expenses, Non-GAAP fully diluted earnings per ADS were US$23.2 cents per ADS or US$0.29 cents per common share.

●	Balance of cash and cash equivalents and short-term bank deposits was approximately US$155.54 mn at the end of the second quarter of 2006.

Wang Lei Lei, Chief Executive Officer and an Executive Director of TOM Online, said: “TOM Online’s Internet and WVAS businesses maintained their healthy growth in the reporting period. The performance of our portal and online advertising businesses in particular had improved markedly. Although industry policy changes and the government’s efforts to better regulate the WVAS market had affected our business at the end of the second quarter and the measures are expected to continue to affect our business in the coming quarters, we believe China’s Internet and WVAS markets are still full of business potentials. TOM Online will be able to seize those opportunities as it continues to work closely with partners.”

BUSINESS RESULTS:
The Company’s unaudited consolidated revenues for the three months ended June 30, 2006 were US$ 50.10 mn, an increase of 17.1% over the same period in 2005 and an increase of 3.1% quarter on quarter (“QoQ”).

Wireless Internet revenues were US$ 45.71 mn, representing a 12.4% increase over the same period last year and a 0.5% increase over the previous quarter. Wireless Internet revenues made up 91.2% of the Company’s total quarterly revenues compared to 93.6% in the previous quarter.

Online advertising revenues were US$ 3.89 mn, representing a 43.9% increase QoQ and an increase of 111.7% YoY, as the Company’s online advertising sales activities continued to show positive results and benefited from incremental advertiser interest in its World Cup and Wanleba Internet offerings.

Gross profit was US$ 19.05 mn representing an increase of 7.1% over the same period last year but a 4.6% decline QoQ as gross margins declined in the second quarter to 38.0% from 41.1% in the first quarter of 2006 and 41.6% in the second quarter of 2005. As such, total cost of services in 2Q06 was US$ 31.05 mn compared to US$ 28.62 mn in 1Q06. The decline in margins was due to a number of factors, but primarily driven by higher marketing and content expenses during the World Cup period vs. lower than expected wireless revenues due to anticipated new operator policies in June 2006. As such, 2Q06 wireless Internet gross margins were roughly 35.0% compared to 39.4% in 1Q06, while online advertising gross margins improved to 69.9% in 2Q06 from 65.6% in 1Q06 and 61.6% in 2Q05.

Total operating expenses were US$ 8.00 mn in 2Q06, down 5.3% from the same period last year and down 14.1% from the previous quarter. Due to the expected slowdown in business over the remainder of the year from new mobile data service policies, the Company has decided to suspend senior management bonuses which had been previously accrued in the 1st quarter of 2006 and hence were reversed in 2Q06. This change and other cost optimization measures were primary factors for the decrease in operating expenses QoQ. In addition, during 2Q06, the Company recognized US$ 0.76 mn in share based compensation expenses which are excluded from our non-GAAP presentation of earnings.

Operating income was US$ 11.05 mn up 18.4% from the same period last year and 3.7% from the previous quarter. Excluding SBC expenses, Non-GAAP operating income would have been US$ 11.81 mn. Operating margins were 22.1% in the second quarter of 2006, compared to 21.9% in the previous quarter.

2Q06 EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$ 13.38mn, an increase of 18.6% YoY and 3.6% QoQ. EBITDA margins were 26.7% for the second quarter, representing an increase from 26.6% in the last quarter. Excluding SBC expenses, 2Q adjusted EBITDA was US$ 14.15 mn.

Net Income was US$ 11.75mn, an increase of 14.7% YoY and down 3.2% from 1Q06. Excluding SBC expenses, Non-GAAP net income would have been US$ 12.52 mn, or an increase of 22.2% YoY.

US GAAP basic earnings per ADS were US$ 22.1 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$ 0.28 cents for the quarter. Shares used in computing US GAAP basic earnings per ADS were 53.22 mn and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 4,257.68 mn.

Excluding SBC expenses, Non-GAAP basic earnings per ADS were US$ 23.5 cents and Non-GAAP basic earnings per Hong Kong ordinary share were US$0.29 cents for the quarter. Shares used in computing basic earnings per ADS were 53.22 mn and shares used in computing basic earnings per Hong Kong ordinary share were 4,257.68 mn.

US GAAP diluted earnings per ADS were US$ 21.8 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$ 0.27 cents for the quarter. Shares used in computing US GAAP diluted earnings per ADS were 53.97 mn shares and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,317.46 mn.

Excluding SBC expenses, Non-GAAP diluted earnings per ADS were US$ 23.2 cents and Non-GAAP diluted earnings per Hong Kong ordinary share were US$ 0.29 cents for the quarter. Shares used in computing diluted earnings per ADS were 53.97 mn and shares used in computing diluted earnings per Hong Kong ordinary share were 4,317.46 mn.

Wireless Internet Services
Total wireless Internet service revenues were US$ 45.71 mn for the second quarter of 2006, an increase of 12.4% from the same period last year and a 0.5% increase QoQ. Wireless Internet revenues accounted for 91.2% of the Company’s total revenues in the second quarter compared to 93.6% in 1Q06.

On July 7, 2006, TOM Online issued a press release relating to policy changes for all subscription services on China Mobile’s (“CMCC”) Monternet platform. The changes, which are being implemented under the policy directives of China’s Ministry of Information Industry, aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet.

From early June, as TOM Online had expected potential policy changes to be implemented sometime in 3Q06, it began to proactively adjust its service offerings in an effort to anticipate and minimize the impact of such changes. These adjustments included changing the Company’s subscription by message services to flat fee subscriptions and promoting more usage based services over subscription services. However, due to a combination of the impact of these adjustments and previously estimated increases in marketing and content expenses related to the World Cup, profitability in the Company’s wireless Internet business was lower compared to the prior period.

TOM Online expects the near-term period to be depressed in terms of business activity. As a result, the management is actively adjusting the Company’s operating strategy to better suit the new operating environment and is also reviewing its cost structure to become more efficient and flexible. Looking forward, the Company believes its mobile operator partners will consolidate their business towards a smaller group of large scale wireless Internet service providers which will benefit TOM Online’s business in the long run.

SMS (“Short Messaging Service”) revenues in 2Q06 were US$ 18.96 mn, up 8.7% QoQ and 23.1% from the same period last year. SMS revenues made up 41.5% of TOM Online’s total wireless Internet revenues for the quarter. Key drivers of growth for SMS in 2Q06 were services related to the World Cup (especially its alliance with CCTV-5), improved performance in its Unicom SMS business and the consolidation of Infomax for the month of June.

MMS (“Multimedia Messaging Service”) revenues for 2Q06 were US$ 3.97 mn, down 2.8% QoQ, but up 51.6% YoY. MMS revenues made up 8.7% of the Company’s total wireless Internet revenues in the quarter. However as discussed before, TOM Online continues to believe that MMS is a transitory product category and does not expect MMS to be a key business driver to its overall business in coming years.

WAP (“Wireless Application Protocol”) revenues for 2Q06 were US$ 6.68 mn, down 14.7% QoQ and down 14.4% YoY. WAP revenues made up 14.6% of the Company’s total wireless Internet revenues in the quarter compared to 17.2% in the previous quarter. WAP revenues continued to decline in 2Q06 from 1Q06 due to ongoing operator policy issues involving inactive users, declining CDMA WAP usage and ongoing competition for more attractive WAP deck positioning. Previously the Company discussed that the ongoing regulatory factors impacting its business would stabilize in 2Q, but the Company underestimated the impact of these and other competitive factors at the time of its 1Q results.

IVR (“Interactive Voice Response”) revenues in 2Q06 were US$ 11.85 mn, up 14.9% YoY, but down 3.3% QoQ. IVR revenues made up 25.9% of the Company’s total wireless Internet revenues in the quarter. Whilst IVR revenues continued to grow over the same period last year, they stabilized on a QoQ basis due to fewer than expected launches of IVR services on new TV programs, cannibalization of TV/IVR services (which are mainly entertainment / non-sports related shows) due to the World Cup tournament and fewer cross marketing opportunities.

CRBT (“Colour Ringback Tones”) revenues in 2Q06 were US$ 3.23 mn, up 31.4% QoQ, but down 1.0% YoY. CRBT revenues made up 7.1% of the Company’s total wireless Internet revenues in the quarter. CRBT business continued to rebound during 2Q06, but it was still down on a YoY basis because of activities/promotions the Company is doing in conjunction with mobile operators to spur usage, which included a reduction in content fee from an average of RMB 3.0 per song to RMB 2.0 in certain provinces.

Other wireless Internet revenues were US$ 1.02 mn, down 29.0% QoQ and 19.2% YoY. Other wireless Internet revenues made up 2.2% the Company’s total wireless Internet revenues and consist of both Indiagames revenues and mobile games distributed by TOM Online in the mainland China market.

Online Advertising and Portal
Online advertising revenues were US$ 3.89 mn in 2Q06, up 43.9% QoQ and up 111.7% YoY. On both a sequential and annual basis the Company’s online advertising business performed well due to continued efforts to focus on monetization of its core online channels such as entertainment, music (including Wanleba) and sports. In 2Q06, the total number of advertisers and average spend per advertiser each increased sequentially 10-20%, driven in part by strong incremental growth in online activities related to the World Cup and Wanleba. Under the new wireless Internet operating environment, management will continue its efforts to develop its portal and bolster its online presence and communities to continue the growth of its online advertising business. In particular, the portal strategy will be aligned to best position the Company in anticipation of the introduction of 3G wireless services in mainland China.

NEW BUSINESS OPPORTUNITIES
TOM-SKYPE JV and UMPay
At the end of July 2006, the Company had over 15.5 mn registered TOM-Skype users, up from over 12.0 mn registered users at the end of April 2006. TOM Online continues to explore advertising opportunities through the TOM-Skype client base from which it hopes to begin monetizing by the end of the fourth quarter of 2006. Regarding its alliance with UMPay, in the first half of 2006, the Company continued to work closely with UMpay on micropayments and pre-paid card top up services. The Company continues to work as UMPay’s exclusive business partner to develop China’s mobile payment market as a longer term opportunity for the Company.

Jay Chang, Chief Financial Officer and an Executive Director of TOM Online, said: “Our diversified wireless business model performed well entering a more challenging operating environment. We will seek to optimize our operating strength in the coming quarters to overcome near-term challenges and position ourselves for long-term opportunities.”

BUSINESS OUTLOOK
On July 7, 2006, TOM Online issue a press release relating to announced policy changes for all subscription services on China Mobile’s (“CMCC”) Monternet platform. The changes, which are being implemented under the policy directives of China’s Ministry of Information Industry, aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet.

At the time of this announcement, TOM Online anticipates that its total revenues for the quarter ending September 30, 2006 to be in the range of US$ 32.5 mn to US$ 34.5 mn which represents a 31-35% sequential decline. In addition, due to fixed costs, we expect the decline in profitability in the 3rd quarter to be significantly greater than the decline in revenues.

Although TOM Online expects these policy changes to have substantial negative impact to its wireless business in the near-term, it believes the industry will adapt and still offer good longer term growth prospects.

ENDS

Non-GAAP Measures
To supplement the financial measures prepared in accordance with US GAAP, the Company uses non-GAAP financial measures which are adjusted from results based on US GAAP in analyzing its financial results. The use of non-GAAP measures are provided to enhance the reader’s overall understanding of the Company’s current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments.

With the adoption of Statement of Financial Accounting Standard 123R¡°Share-Based Payment” from January 1, 2006, the Company believes that the exclusion of share-based compensation from its non-GAAP net income enhances the comparability of its current operating results from prior periods.

Although the Company has historically reported US GAAP results to investors, the Company believes the inclusion of non-GAAP financial measures provides further clarity in its financial reporting. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for or superior to US GAAP measures.

Forward Looking Statements
This announcement contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s 2005 annual report on Form 20-F as filed with the United States Securities and Exchange Commission.

Conference Call
TOM Online’s management will hold an investor conference call at 8.00 PM Hong Kong time (8.00 AM EDT) on August 10, 2006 to present an overview of the Company’s second quarter financial performance and business operations during the period.

The dial-in numbers for the call are:
Australia: 1-800-504-629; China A (China Netcom subscribers): 10800-852-0607; China B (China Telecom subscribers): 10800-152-0607; Hong Kong: 2258-4000; India: 000-800-852-1115; Singapore: 800-852-3237; United Kingdom: 0800-068-9056; USA: 800-365-8460.

Password: TOM Online.

The conference call will be accompanied by a slide presentation on http://ir.tom.com.

An audio replay of the call can be accessed by dialing +852-2802-5151; password: 784870. The audio replay will be kept for seven days.

About TOM Online Inc.
TOM Online Inc. (Nasdaq: TOMO; HK GEM stock code: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the Company’s primary business activities include wireless Internet services and online advertising. The Company offers an array of products such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As at June 30, 2006, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet services segment.

Media enquiries:

Rico Ngai
TOM Online Inc.
Tel: +86 (10) 6528-3399 ext 6940
Mob: +86 139-118-95354
TOM-Skype: ricoinrio

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006
	(in thousands of U.S. dollars, except number of shares & per share amounts)
Revenues:
Wireless Internet services	40,666	45,711	74,106	91,204
Advertising	1,837	3,889	3,422	6,591
Commercial enterprise solutions and Others	274	495	530	879
Total revenues	42,777	50,095	78,058	98,674
Cost of revenues:
Cost of services *	(24,993)	(31,048)	(46,380)	(59,663)
Total cost of revenues	(24,993)	(31,048)	(46,380)	(59,663)

Gross profit	17,784	19,047	31,678	39,011

Operating expenses:
Selling and marketing expenses *	(2,008)	(1,977)	(3,185)	(3,428)
General and administrative expenses *	(5,871)	(5,406)	(9,925)	(12,636)
Product development expenses *	(358)	(384)	(616)	(838)
Amortization of intangibles	(213)	(233)	(559)	(414)

Total operating expenses	(8,450)	(8,000)	(14,285)	(17,316)

Income from operations	9,334	11,047	17,393	21,695
Other income/ (loss):
Net interest income	696	396	1,815	884
Gain on disposal of available-for-sale securities	450	—	450	-
Loss on issuance of shares by a subsidiary	(69)	—	(69)	-
Exchange gain	—	40	—	958
Income before tax	10,411	11,483	19,589	23,537
Income tax (expenses)/credit	(92)	119	(112)	179
Income after tax	10,319	11,602	19,477	23,716
Minority interests	(76)	149	(73)	170

Net income attributable to shareholders	10,243	11,751	19,404	23,886

Earnings per ordinary share – basic (cents):	0.25	0.28	0.48	0.56

Earnings per ordinary share – diluted (cents):	0.24	0.27	0.46	0.55

Earnings per ADS – basic (cents):	19.9	22.1	38.7	45.0

Earnings per ADS – diluted (cents):	19.5	21.8	37.0	44.4

Weighted average number of shares used in computing Earnings Per Share:
Ordinary shares, basic	4,120,138,667	4,257,675,421	4,008,787,949	4,249,142,166
Ordinary shares, diluted	4,200,355,503	4,317,457,860	4,200,355,503	4,304,992,421

American Depositary Shares, basic	51,501,733	53,220,943	50,109,849	53,114,277
American Depositary Shares, diluted	52,504,444	53,968,223	52,504,444	53,812,405
*Share-based compensation cost included under SFAS 123 R
Cost of revenues	-	24	—	48
Selling and marketing expenses	-	1	—	2
General and administrative expenses	-	731	—	1,476
Product development expenses	-	8	—	16

Total	-	764	—	1,542

Summary of principal differences between US GAAP and HK GAAP

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	10,243	11,751	19,404	23,886

Reconciliation adjustments, net of tax:
Share-based compensation**	(1,140)	—	(2,619)	34

Net income attributable to shareholders under HK GAAP	9,103	11,751	16,785	23,920

**	Since January 1, 2005, the Group has adopted the Hong Kong Financial Reporting Standard 2 “Share-based Payment” (“HKFRS2”), which requires an entity to recognize share-based payment transactions in its financial statements for share options that were granted after November 7, 2002 and had not yet vested at the effective date of HKFRS2. The Company has adopted SFAS 123R since January 1, 2006. The GAAP difference in 2006 reflects that the cost of options granted before November 7, 2002 was recognized under US GAAP while not recognized under HK GAAP.

	December 31,	June 30,
	2005	2006
	(in thousands of U.S. dollars)

Total assets under US GAAP	446,007	525,372
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	5,040	5,040
Total assets under HK GAAP	451,047	530,412

	December 31,	June 30,
	2005	2006
	(in thousands of U.S. dollars)

Net assets under US GAAP	329,110	366,339

Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	5,040	5,040
Net assets under HK GAAP	334,150	371,379

Reconciliation from non-GAAP financial measures to the nearest US GAAP measures:

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006
	(in thousands of U.S. dollars)
Income from operations	9,334	11,047	17,393	21,695
Add back: Depreciation	1,732	2,102	3,310	4,194
Amortization	213	233	559	414

EBITDA	11,279	13,382	21,262	26,303

Add back: Share-based compensation	—	764	—	1,542

Adjusted EBITDA	11,279	14,146	21,262	27,845

Net income attributable to shareholders	10,243	11,751	19,404	23,886
Add back: Share-based compensation	—	764	—	1,542

Non-GAAP net income	10,243	12,515	19,404	25,428